February 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Affinion Group Holdings, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 28, 2013. This disclosure can be found on page 34 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

AFFINION GROUP HOLDINGS, INC.

By:	/s/ Todd H. Siegel
Name:	Todd H. Siegel
Title:	Chief Executive Officer